EXHIBIT 17.1
September 21, 2006
Board of Directors
Medwave, Inc.
435 Newbury Street,
Danvers, MA 01923
To Whom It May Concern:
      As we have discussed, I am resigning as a Director of the Company because of my disagreement with the continuing members of the Board of Directors concerning the process followed and decisions reached by them regarding the development of the business and the resignation of Mr. O’Malley as CEO.

Very truly yours,
/s/ John Miclot
John Miclot